Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

						Six Months Ended March 31, 2009
(in thousands)	Year Ended September 30,
	2004	2005	2006	2007	2008
Fixed Charges Computation
Interest expensed and capitalized (1)	$13,857	$49,043	$35,119	$29,671	$23,205	$15,191
Amortized premiums, discounts, and capitalized expenses related to indebtedness	6,031	10,634	2,843	5,318	2,773	2,919
Reasonable approximation of interest within rental expense	1,462	2,433	3,092	3,440	3,499	1,797

Total Fixed Charges and Preferred Equity Dividends	$21,350	$62,110	$41,054	$38,429	$29,477	$19,907

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$105,107	$163,808	$137,816	$59,236	$(161,874)	$(480,534)
Plus
Fixed charges	21,350	62,110	41,054	38,429	29,477	19,907
Minus
Interest capitalized	435	464	1,027	784	894	572

Total Earnings	$126,022	$225,454	$177,843	$96,881	$(133,291)	$(461,199)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	5.90	3.63	4.33	2.52	N/A	N/A

(1)	Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.